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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                              (Amendment No. ____)*

                    Under the Securities Exchange Act of 1934


                           EPOCH PHARMACEUTICALS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   294273 10 7
                                 (CUSIP Number)

                                Emanuel J. Adler
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5565
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notice and Communications)

                                  June 21, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement.|_| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 33 Pages

                                  SCHEDULE 13D
CUSIP No.294273 10 7                                          Page 2 of 33 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MOSES MARX


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          N/A


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            750,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             750,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        750,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.2%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 33 Pages

                                  SCHEDULE 13D
CUSIP No. 294273 10 7                                         Page 3 of 33 Pages




--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          UNITED EQUITIES (COMMODITIES) COMPANY

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          WC


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            750,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             750,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        750,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.2%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN, BD


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 3 of 33 Pages

Item 1. Security and Issuer.

        This statement relates to shares of Common Stock, $.01 par value per share, of Epoch Pharmaceuticals, Inc. (the "Company"). The principal executive offices of the Company are located at 1725 220th Street SE, 104, Bothell, Washington 98021.


Item 2. Identity and Background

        (a) Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Moses Marx, an individual and United Equities (Commodities) Company, a partnership ("United Equities Commodities"). Mr. Marx and United Equities Commodities (collectively called the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

        (b) - (c)

        Moses Marx

        Mr. Marx is principally employed as a securities and commodities broker. Mr. Marx conducts his securities brokerage business in United Equities Company, a partnership ("United Equities"), and his commodities brokerage business in United Equites Commodities. The principal business address of each of Mr. Marx and United Equities Commodities is 160 Broadway, New York, New York 10038.

        United Equities Commodities

        United Equities Commodities is a partnership which is a registered commodities broker. The principal business address of United Equities Commodities is 160 Broadway, New York, New York 10038. Pursuant to Instruction C to Schedule 13D, the general partners of United Equities Commodities are Moses Marx, who has a 99% equity interest in United Equities Commodities, and Phillippe Katz and Dr. Joseph M. Fink, each of whom has a .5% equity interest in United Equities Commodities. Mr. Marx' business address and present principal occupation are set forth above. Mr. Katz's business address is 160 Broadway, New York, New York 10038. Mr. Katz is principally employed as a securities broker at United Equities Commodities at the address indicated above. Dr. Fink's business address is 501 Madison Avenue, New York,


                               Page 4 of 33 Pages

        New York 10022. Dr. Fink is principally employed as a periodontist.

        (d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

        (f) Each of the individuals named in this Item 2 is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

        The source of the funds used by United Equities Commodities to purchase 500,000 shares of Common Stock and 500,000 Class C Redeemable Common Stock Purchase Warrants (the "Warrants"), which Warrants are exercisable to purchase 250,000 shares of Common Stock at an exercise price of $1.25 per 1/2 share, reported in Item 5, was working capital. The shares of Common Stock and the Warrants were purchased on June 21, 1996 at a purchase price of $500,000.00.

Item 4. Purpose of Transaction.

        The Reporting Persons acquired the Common Stock and the Warrants of the Company reported herein as being owned by each of them for investment purposes. Depending upon market conditions and other factors that each of the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional shares of Common Stock and/or Warrants of the Company in the open market or in private transactions, or may dispose of all or a portion of the shares of Common Stock and/or Warrants of the Company that each now owns or hereafter may acquire. Except as otherwise set forth herein, the Reporting Persons have no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D.


                               Page 5 of 33 Pages

Item 5. Interest in Securities of the Issuer.

        (a) - (b)

        According to the Company's Quarterly Report on Form 10- QSB for the period ended June 30, 1996, there were, as of July 30, 1996, 14,266,713 shares of Common Stock of the Company issued and outstanding.

        Moses Marx

        Moses Marx beneficially owns 750,000 shares of Common Stock, comprised of 500,000 shares and shares issuable upon exercise of 500,000 Warrants, each to purchase, at any time until June 20, 2001, 1/2 share of Common Stock at a purchase price of $1.25 per 1/2 share, comprising 5.2% of the issued and outstanding shares of the Common Stock. With respect to the shares described herein , Mr. Marx may be deemed to be a beneficial owner by virtue of his being the only person in a position to determine the investment and voting decisions of United Equities Commodities with respect to such shares.

        Mr. Marx has the sole power to vote and dispose of all such shares.

        United Equities Commodities. United Equities Commodities owns 750,000 shares of Common Stock, comprised of 500,000 shares and shares issuable upon exercise of 500,000 Warrants, each to purchase 1/2 share of Common Stock at a purchase price of $1.25 per 1/2 share, comprising 5.2% of the issued and outstanding shares of the Common Stock.

        United Equities Commodities has the sole power to vote and dispose of all such shares.

        (c) During the period since June 21, 1996 and other than as set forth above, neither Mr. Marx nor United Equities Commodities effected any transactions in the Shares.

        (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

        (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Common Stock.


                               Page 6 of 33 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        The Warrants are callable by the company upon the terms and subject to the conditions set forth in the Warrant Agreement between the Company and American Stock Transfer & Trust Company, a copy of which is files as an exhibit to this 13D.

        Except as set forth elsewhere in this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

        1. Agreement dated June 21, 1996 among the Reporting Persons relating to the filing of a joint statement pursuant to Rule 13d-1(f)(1).

        2. Warrant Certificate No. WWC-051 of Epoch Pharmaceuticals, Inc. representing the right of United Equities (Commodities) Company to purchase shares of Common Stock.

        3. Warrant Agreement between Epoch Pharmaceuticals, Inc. and American Stock Transfer & Trust Company.


                               Page 7 of 33 Pages

                                    SIGNATURE




        After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 1996


                                           /s/ Moses Marx
                                           -------------------------------------
                                           MOSES MARX


                                           UNITED EQUITIES (COMMODITIES) COMPANY


                                           By: /s/ Moses Marx
                                               ---------------------------------
                                               Moses Marx, General Partner



                               Page 8 of 33 Pages

                                  Exhibit Index
                                  -------------

                                                                      Sequential
Exhibit No.              Description                                    Page No.
-----------              -----------                                    --------

    1          Agreement dated June 21, 1996                               10
               among the Reporting Persons
               relating to filing of a joint
               acquisition statement pursuant to
               Rule 13d - 1(f)(1).

    2          Warrant Certificate No. WWC-051 of                          11
               Epoch Pharmaceuticals, Inc.
               representing   the   right   of   United   Equities
               (Commodities)  Company to purchase shares of Common
               Stock.

    3          Warrant Agreement between Epoch,                            16
               Pharmaceuticals, Inc. and American
               Stock Transfer & Trust Company.






                               Page 9 of 33 Pages